Micon International Limited
900 – 390 Bay Street
Toronto, Ontario
M5H 2Y2

Consent of Qualified Person

I, Jane Spooner, consent to the public filing of the technical report titled “The East Kemptville Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada” and dated August 30, 2018 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release July 24, 2018 (the “Press Release”) of the Company.

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 6th day of September, 2018

“Jane Spooner” {signed and sealed}

Jane Spooner, M.Sc., P.Geo.
Vice President